Exhibit 99.6

Dated 10 July 2014

ORCHID ASIA V, L.P.

(as Vendor)

and

SOUFUN HOLDINGS LIMITED

(as Purchaser)

SALE AND PURCHASE AGREEMENT

relating to the sale and purchase of shares

in the capital of

Hopefluent Group Holdings Limited

TABLE OF CONTENTS

Contents		Page

1	Interpretation	2

2	Agreement to Sell the Sale Shares	3

3	Consideration	3

4	Completion	4

5	Confidentiality	4

6	General	5

- i -

This Agreement is made on 10 July 2014 between:

(1)	Orchid Asia V, L.P., an exempted limited partnership established in the Cayman Islands (the “Vendor”); and

(2)	Soufun Holdings Limited, a company incorporated in Cayman Islands whose office is at F9M, Building 5, Zone 4, Hanwei International Plaza, Beijing, 100070 (the “Purchaser”)

(together	the “Parties”, and each a “Party”).

Whereas:

(A)	Hopefluent Group Holdings Limited (the “Company”) is a company which is incorporated with limited liability in the Cayman Islands, the shares of which are listed on the Stock Exchange (as defined below).

(B)	The Purchaser has agreed to purchase, and the Vendor has agreed to sell, the Sale Shares (as defined in Clause 1.1) upon the terms and subject to the conditions under this Agreement.

(C)	Simultaneously with execution of this Agreement, the Purchaser and the Company have entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Purchaser agreed to subscribe for, and the Company agreed to allot and issue, 91,000,000 Shares.

IT IS HEREBY AGREED:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“CCASS” the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

“Company” has the meaning given to it in Recital (A);

“Completion” completion of the sale and purchase of the Sale Shares in accordance with Clause 4;

“Completion Date” means the date of completion of the Subscription Agreement, or such other date as the Vendor and the Purchaser may agree in writing;

“Encumbrance” means any charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre-emption, right of first refusal or other third-party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“HK$” means the Hong Kong dollar, the lawful currency for the time being of Hong Kong;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Parties” has the meaning given to it in the Preamble and “Party” means any one of them;

“Purchaser” has the meaning given to it in the Preamble;

“Sale Shares” means an aggregate of 20,935,037 Shares;

“Shares” means ordinary shares of HK$0.01 each in the share capital of the Company and “Share” means any one of them; and

“Stock Exchange” means The Stock Exchange of Hong Kong Limited.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to Time

References in this Agreement to any time of a day shall be references to the time of the day in Hong Kong.

2	Agreement to Sell the Sale Shares

On and subject to the terms and conditions of this Agreement, the Vendor shall sell, and the Purchaser shall purchase, the Sale Shares free from all Encumbrances and together with all rights and entitlements which the Vendor has in the Sale Shares as at the Completion Date attaching or accruing thereto.

3	Consideration

3.1	The consideration for the sale and purchase of the Sale Shares shall be HK$3.00 per Share amounting to a total amount of HK$ 62,805,111 (the “Purchase Consideration”).

3.2	Unless otherwise agreed in writing, payment of the Purchase Consideration, shall be paid on the Completion Date by the Purchaser by wire transfer in immediately available funds to the following bank account:

Payee name	:	Orchid Asia V, L.P.

Bank	:	DBS Bank (Hong Kong) Limited

SWIFT Code	:	DHBKHKHH

Account Number	:	7883486220

4	Completion

4.1	Completion of the sale and purchase of the Sale Shares shall take place on the Completion Date at the same time as completion of the Subscription Agreement or such other time as agreed between the Vendor and the Purchaser at the office of Orchid Asia Hong Kong Management Company Limited which is located at Suite 6211-12, 62/F, the Center, 99 Queen’s Road Central, Hong Kong (or such other place as may be agreed between the Parties) and all the obligations set out in Clause 4.2 shall be complied with. If the Subscription Agreement fails to complete, for whatever reason, this Agreement will become void.

4.2	Simultaneously with compliance by the Purchaser of its obligations under Clause 4.3, at Completion, the Vendor shall deliver or procure the delivery to the Purchaser the original executed instrument of transfer and sold note in respect of the Sale Shares duly executed by the registered holder thereof in favour of the Purchaser and/or its 100% owned subsidiary accompanied by the relevant certificate(s) for the Sale Shares, and in the case where the Sale Shares have been deposited with a CCASS account, evidence to the Purchaser’s satisfaction that such documents have been executed and instructions provided by the Vendor as may be required to effect the transfer of the Sale Shares to such CCASS participants’ or investor participants’ account(s) as may be designated by the Purchaser.

4.3	Simultaneously with compliance by the Vendor of its obligations under Clause 4.2, at Completion, the Purchaser shall pay the Purchase Consideration in accordance with Clause 3.2.

5	Confidentiality

5.1	Each Party undertakes to the other Party that it shall treat as strictly confidential, and shall procure that its directors, officers and employees treat as strictly confidential, all information (whether oral, graphic, written or in electronic form) which it receives or obtains as a result of entering into or performing this Agreement (the “Confidential Information”), including, without limitation:

(i)	information relating to the business, assets, financial or other affairs of any Group Company or any of the other Parties;

(ii)	information relating to the provisions and subject matter of this Agreement and the other Transaction Documents;

(iii)	information relating to the existence of this Agreement and its purpose; and

(iv)	information relating to the negotiations leading up to this Agreement, including any information relating to or in respect of any negotiations and communications between the Parties after the date of this Agreement.

5.2	The restrictions contained in Clause 6.1 shall not apply so as to prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by any applicable law or by any Authority to which the Parties are subject;

(ii)	the disclosure is made by a Party to its directors, officers, employees and advisers for purposes relating to this Agreement or the transactions contemplated under this Agreement on terms that they agree to keep such information confidential;

(iii)	the information becomes publicly available (other than by a breach of this Clause 6);

(iv)	the other Party has given prior written consent to the disclosure or use; or

(v)	the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of, or in connection with, this Agreement,

6	General

6.1	Whole Agreement

This Agreement contains the whole agreement among the Parties relating to the subject matter of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement among the Parties in relation to the matters in this Agreement.

6.2	Legal Representation

Each of the Parties confirms that he or it has received independent legal advice relating to all the matters provided for in this Agreement, and agrees that the provisions of this Agreement and all documents entered into pursuant to this Agreement are fair and reasonable.

6.3	Assignment

Except as otherwise expressly provided in this Agreement, none of the Parties may, without the prior written consent of the other Parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit or burden of the whole or any part of this Agreement.

6.4	Time is of Essence

Time shall be of the essence of this Agreement.

6.5	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

6.6	Costs, Transaction Taxes and Duties

The Parties agree that each of them shall bear its own costs and expenses in connection with the preparation, negotiation and signing of this Agreement and the costs related to the sale and purchase of the Sale Shares provided that the stamp duty for the sale and purchase of the Sale Shares shall be borne by the Vendor as to 50 per cent. and the Purchaser as to 50 per cent. The Vendor and the Purchaser shall be responsible for the timely payment of such stamp duty.

6.7	Notices

6.7.1	Any notice, claim, demand, court process, document or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

6.7.2	A Notice to the Vendor shall be sent to the following address, or such other person or address as the Vendor may notify to the Purchaser from time to time:

Correspondence Address:	c/o Suite 6211-12, 62/F, the Center, 99 Queen’s Road Central, Central, Hong Kong

Facsimile:	+852 2115 8120

Attention:	Mr. Gabriel LI

6.7.3	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Vendor from time to time:

Correspondence Address:	Building 5, Hanwei International Plaza Zone4, Nolan86, South 4th Ring Road West, Fengtai District, Beijing, PRC 10070

Facsimile:	86-10-56319999

Attention:	Mr. Vincent Tianquan Mo

6.7.4	A Notice served in accordance with this Clause 6.7 shall be deemed sufficiently served and in proving service and/or receipt of a communication it shall be sufficient to prove that such communication was left at the addressee’s address or that the envelope containing such communication was properly addressed and posted or despatched to the addressee’s address or that the communication was properly transmitted by facsimile to the addressee. In the case of facsimile transmission, such transmission shall be deemed properly transmitted on receipt of a satisfactory report of transmission printed out by the sending machine.

6.7.5	Nothing in this Clause 6.7 shall preclude the service of communication or the proof of such service by any mode permitted by law.

6.8	Counterparts

This Agreement may be entered (including by facsimile signatures) into in any number of counterparts, all of which taken together shall constitute one and the same instrument.

6.9	Governing Law and Jurisdiction

6.9.1	This Agreement is governed by and shall be construed in accordance with Hong Kong law.

6.9.2	The Parties hereby irrevocably agree that any dispute in connection with this Agreement shall be submitted to the courts of Hong Kong.

This Agreement has been executed on the date stated at the beginning.

VENDOR

SIGNED by	)
for and on behalf of	)
ORCHID ASIA V, L.P.	)
/Company Seal/
in the presence of:	)

PURCHASER

SIGNED by Vincent Tianquang Mo	)
for and on behalf of	)
SOUFUN HOLDINGS LIMITED	)
in the presence of:	)